SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PROTOCOL AND JUSTIFICATION OF MERGER

COMPANHIA SIDERÚRGICA NACIONAL (hereinafter referred to as “Merging Company” or simply “CSN”), a corporation headquartered at Rua São José nº 20 - Grupo 1602, parte, in the City of Rio de Janeiro, State of Rio de Janeiro, Corporate Taxpayer’s ID (CNPJ/MF) 33.042.730/0001-04, represented herein by Enéas Garcia Diniz and José Taragano, and

GALVASUD S.A. (hereinafter referred to as “Merged Company” or simply “GalvaSud”), a corporation headquartered at Rua São José, n.º 20, Grupo 1602, parte, in the City of Rio de Janeiro, State of Rio de Janeiro, Corporate Taxpayer’s ID (CNPJ/MF) 02.618.456/0001-45, represented herein by Enéas Garcia Diniz and Luis Fernando Barbosa Martinez;

Have agreed hereto, through their respective management’s competent authorities, to execute the present Protocol and Justification of Merger to clarify the terms, conditions and justifications that shall govern the merger of “GalvaSud” into “CSN”, in the form and for the purposes set forth in Law no. 6,404/76, of December 15, 1976, and subsequent amendments, especially for the purposes of articles 224 and 225, as follows:

1 – MERGER JUSTIFICATION
1.1.	Bearing in mind that the Merging Company is a majority shareholder and parent company of the Merged Company, with a shareholding of 99.99%, and that the activities performed by both companies are similar, the merger of the Merged Company’s equity into the Merging Company will optimize processes and maximize results, concentrating all commercial, operating and administrative activities of the two companies in a single organizational structure.

1.2.	Studies carried out concerning the performance of GalvaSud’s and CSN’s economic activities were conclusive as to the appropriateness of the merger, showing that the current business phase of both companies recommends the centralization of their activities through the merger of GalvaSud into CSN.

1.3.	According to the studies performed, said operation will result in a significant economy of scale both for the immediate reduction of costs arising out of the integration, synergy, consistency and rationalization of the operating and administrative activities as well as for the resulting financial reflexes.

1.4.	The suggested merger was carefully examined at meetings of the involved companies’ technical departments, managements and legal counsel, which did not find any factors contrary to the merger operation.

1.5.	Therefore, taking into consideration (i) the interest of the Merging and Merged Companies to permanently become a sole company, so that, as a single legal entity, the current business activities of both companies are better developed, allowing for the centralization of the activities under a single management, and (ii) the economic, financial and strategic benefits that the consolidation of GalvaSud’s and CSN’s activities in a single legal entity will bring, such as the reduction and simplification of administrative costs, mainly managerial costs, the management bodies of both companies resolved to establish the conditions for the merger of GalvaSud into CSN.

2.	MERGER PROTOCOL

2.1.	The proposed operation aims to merge GalvaSud into CSN with the consequent dissolution of Galvasud and transfer of the equity thereof to CSN, which shall be the former company’s universal successor in accordance with Article 227 of Law 6,404/76.

2.2.	The Merging Company holds 99.99% of the Merged Company’s shares. As agreed upon with minority partners in the purchase and sale commitment agreement executed on this date, the minority partners shall transfer to the Merging Company, upon the merger, their total interest held in the Merged Company, so that the Merging Company shall hold one hundred percent (100%) of the shares of the Merged Company’s Capital Stock.

2.3.	GalvaSud’s net equity to be transferred to CSN was appraised by KPMG Auditores Independentes, a company constituted in the city of São Paulo, at Rua Dr. Renato Paes de Barros, nº 33, holder of Corporate Taxpayers’ ID (CNPJ/MF) 57.755.217/0001-29, originally registered at the Accounting Regional Council of the State of São Paulo under number 2SP014428/O-6, a company specializing in equity appraisals whose appointment shall be subject to the ratification of the Extraordinary General Meetings of GalvaSud and CSN. The appraisal shall be based on the Special Balance Sheet drawn up on December 31, 2009 (“merger reference date”). The Merged Company’s equity variations as of the merger reference date up to the date of the merger, January 29, 2010, shall be assumed by and, as such, recorded by the Merging Company.

2.4.	The balances of the credit and debit accounts shall be transferred to the Merging Company’s accounting books and the necessary adjustments shall be made. All liabilities to be absorbed by CSN are recorded, and the assets, rights and obligations of the Merged Company, which compose the shareholders’ equity thereof to be transferred to CSN, are those described in detail in the Appraisal Report at their book value.

2.5.	Having been previously informed of their appointment as expert appraisers, subject to the approval of CSN’s and GalvaSud’s shareholders, the aforementioned experts prepared early studies and appraisal report of GalvaSud’s equity and determined that there are no conflicts or communion of interests, actual or potential, between them and the merger operation itself.

2.6.	Since the company to be merged, GalvaSud, is an investment of CSN, the merging company itself, the equity merger shall not entail any increase in the latter company's capital stock. Also considering that the total capital stock of the Merged company will be, on the date of the merger, held by CSN, having, thus, no minority partners, it will not be necessary the preparation of an appraisal report at market prices, for the purposes of the provisions of article 264 of the Brazilian Corporate Law. Likewise, the shares composing the capital stock of GalvaSud will be extinct, based on article 226, paragraph 1 of Law 6,404, as of December 15, 1976, going along with the necessary adjustments and adaptations in CSN’s accounting records.

2.7.	The Merging Company shall maintain its headquarters and current branches and all the Merged Company’s branches shall be dissolved.

2.8.	The Merging Company shall be the universal successor to all of the Merged Company’s assets, rights and obligations, in accordance with Article 227 of Law 6,404/76.

2.9.	Any possible legal acts that might be performed on behalf of the Merged Company as a result of commitments executed previously and for administrative and/or operational purposes during the period between the approval of this Protocol and Justification by the companies signing this document and the registration of the respective corporate documents at the Trade Board of the State of Rio de Janeiro shall be deemed valid for all legal purposes, and all resulting rights and obligations shall be held by the Merging Company in the capacity of successor to the Merged Company, in accordance with the introductory paragraph of Article 227 of Law 6,404/76.

2.10.	Upon approval of the merger by CSN's and GalvaSud's Extraordinary Meetings, the Merged Company shall be considered dissolved, and the Merging Company’s management shall carry out the write off, legalization, registration and all the other acts required to accomplish the operation at the appropriate government agencies, in accordance with Article 227 of Law 6,404/76.

2.11.	The expenses resulting from the equity appraisal shall be borne by the Merging Company.

In accordance with the above Protocol and Justification, both Companies have a relevant interest in the Merger operation.

In witness whereof, the Parties execute the present Merger Protocol and Justification, along with two (2) witnesses, in six (6) copies of equal form and content in order to achieve all legal effects, and take upon themselves and their heirs and successors to comply with all the provisions hereof.

Rio de Janeiro, January 13, 2010

COMPANHIA SIDERÚRGICA NACIONAL
Enéas Garcia Diniz                  José Taragano

GALVASUD S.A.
Enéas Garcia Diniz       Luis Fernando Barbosa Martinez

Witnesses:

Name:	Name:
Individual Taxpayer's ID (CPF):	Individual Taxpayer's ID (CPF):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.